1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 12, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Announces Candidates for Board of Directors

HSINCHU, Taiwan, R.O.C., Apr. 12, 2024 – TSMC (TWSE: 2330, NYSE: TSM) today announced ten candidates for the Board of Directors, including three current Directors Dr. C.C. Wei, Dr. F.C. Tseng, Dr. Ming-Hsin Kung, and four current Independent Directors Sir Peter Leahy Bonfield, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Dr. L. Rafael Reif, as well as three new candidates for Independent Directors Ms. Ursula M. Burns, Ms. Lynn L. Elsenhans, and Dr. Chuan Lin. These ten candidates for the Board of Directors will stand for election at TSMC’s Annual General Meeting on June 4, 2024.

“TSMC’s Board is comprised of a diverse group of professionals from different backgrounds in industry, academia, and law. These professionals include citizens from Taiwan, Europe and the U.S. with world-class business operating experience,” said TSMC Chairman Dr. Mark Liu. “As Chairman, I have been very fortunate to have had the collective support of a well-functioning Board to ensure TSMC remains on the right track. I extend my deepest appreciation to all the board directors for their dedication. I am also confident that TSMC will continue to excel with the incoming Board.”

In addition to Chairman Dr. Mark Liu’s retirement, Ms. Kok-Choo Chen and Mr. Yancey Hai have decided to retire from the TSMC Board. TSMC Chairman Mark Liu is grateful to Ms. Kok-Choo Chen and Mr. Yancey Hai for meritorious contributions they brought to the Board.

“Over the years, our board directors have contributed valuable experience and professional knowledge to offer guidance and to support the company’s growth strategy. They have continued to strengthen our corporate governance,” said TSMC CEO Dr. C.C. Wei. “In recent years, TSMC has gone through unprecedented challenges, compounded by the changing industry landscape and geopolitics. Through it all, we continue to lead the development and delivery of the latest technology advancements that strengthen our competitiveness, placing us at the forefront of innovation and sustainability. Dr. Liu, who has helped guide us through these challenges, will retire from the board with our very best wishes and sincere appreciation for everything he has achieved. His outstanding leadership has played a pivotal role in TSMC’s growth.”

Attachment: TSMC Board of Director Candidates

Title	Name	Education & Experience
Director	C.C. Wei
•Bachelor’s and Master’s Degrees in Electrical Engineering, National Chiao Tung University
•Ph.D. in Electrical Engineering, Yale University, U.S.
•Former Senior Vice President of Technology, Chartered Semiconductor Manufacturing Ltd., Singapore
•Former Senior Vice President, Mainstream Technology Business, TSMC
•Former Senior Vice President, Business Development, TSMC
•Former Executive Vice President and Co-Chief Operating Officer, TSMC
•Former President and Co-CEO, TSMC
•CEO and Vice Chairman, TSMC

Director	F.C. Tseng
•Bachelor’s Degree in Electrical Engineering, National Chengkung University
•Master’s Degree in Electrical Engineering, National Chiao Tung University
•Ph.D. in Electrical Engineering, National Chengkung University
•Former President, TSMC
•Former Deputy CEO, TSMC
•Former Vice Chairman, TSMC
•Chairman, Global Unichip Corp.
•Vice Chairman, Vanguard International Semiconductor Corp.

Director National Development Fund, Executive Yuan, Representative	Ming-Hsin Kung
•Bachelor’s Degree in Statistics, Fu Jen Catholic University
•Master’s Degree in Economics, National Taiwan University
•Ph.D. in Economics, National Chung Hsing University
•Former Deputy Minister, Ministry of Economic Affairs
•Former Vice President, Taiwan Institute of Economic Research
•Minister without Portfolio, Executive Yuan & concurrently Minister, National Development Council, R.O.C.

Independent Director	Sir Peter Leahy Bonfield
•Bachelor’s Degree in Engineering, Loughborough University
•Fellow of the Royal Academy of Engineering
•Former CEO and Chairman of the Executive Committee, British Telecommunications Plc
•Former Vice President, the British Quality Foundation
•Former Director, Sony Corp., Japan
•Former Chairman of NXP Semiconductors N.V., The Netherlands
•Non-Executive Director, Imagination Technologies Group Ltd., UK (a non-public company)
•Non-Executive Director, Darktrace Plc, UK

Independent Director	Michael R. Splinter
•Master’s Degree in Electrical Engineering, University of Wisconsin Madison
•Member of the National Academy of Engineering
•Former CEO, Applied Materials, Inc., U.S.
•Former Chairman, Applied Materials, Inc., U.S.
•Former Chairman of the Board, NASDAQ, Inc., U.S.
•Former Director of Pica8, Inc., U.S. (a non-public company)
•Former Chairman of the Board, US-Taiwan Business Council
•Lead Independent Director, NASDAQ, Inc.
•Independent Director and Compensation Committee Chair, Gogoro Inc., Cayman Islands
•Independent Director, Compensation Committee Chair, and Nominating and Corporate Governance Committee Member, Tigo Energy, Inc., U.S.
•Independent Director, Kioxia Holdings Corp., Japan (a non-public company)
•Chair of Industrial Advisory Committee, National Institute of Standards and Technology, Department of Commerce, U.S.

Independent Director	Moshe N. Gavrielov
•Bachelor’s Degree in Electrical Engineering, Technion-Israel Institute of Technology
•Master’s Degree in Computer Science, Technion-Israel Institute of Technology
•Former President and CEO, Xilinx, Inc., U.S.
•Former Director, Xilinx, Inc., U.S.
•Former Executive Chairman, Wind River Systems, Inc., U.S. (a non-public company)
•Chairman, SiMa Technologies, Inc., U.S. (a non-public company)
•Chairman, Foretellix, Ltd., Israel (a non-public company)
•Independent Director, NXP Semiconductors N.V., the Netherlands

Independent Director	L. Rafael Reif
•Ingeniero Eléctrico Degree, Universidad de Carabobo, Valencia, Venezuela
•Master’s Degree and Ph.D. in Electrical Engineering, Stanford University
•Fellow of the Institute of Electrical and Electronics Engineers (IEEE)
•Member of the American Academy of Arts and Sciences, the National Academy of Engineering and the Chinese Academy of Engineering
•Fellow of the National Academy of Inventors
•Former Fariborz Maseeh Professor of Emerging Technology, Massachusetts Institute of Technology (MIT)
•Former Director of Microsystems Technology Laboratories, MIT
•Former Head of the Department of Electrical Engineering and Computer Science (EECS), MIT
•Former President, MIT
•Co-Chair of Growth Technical Advisory Board, Applied Materials, Inc., U.S.
•President Emeritus, MIT

Independent Director	Ursula M. Burns
•Bachelor Degree in Mechanical Engineering, Polytechnic Institute of New York University
•Master Degree in Mechanical Engineering, Columbia University
•Member of the National Academy of Engineering, the American Academy of Arts and Sciences, and the Royal Academy of Engineering
•Former Chairwoman, CEO and President, Xerox Corp., U.S.
•Former Chairwoman and CEO, VEON Ltd., the Netherlands
•Former Executive Chairwoman, Plum Acquisition Corp. I, U.S.
•Former Leader, White House National Program on Science, Technology, Engineering and Math (STEM)
•Former Chair, President’s Export Council
•Non-Executive Chairwoman, Teneo Holdings LLC, U.S. (a non-public company)
•Independent Non-Executive Director, IHS Holding Ltd., Cayman Islands
•Director, Uber Technologies Inc., U.S.
•Director, Endeavor Group Holdings, Inc., U.S.
•Founding Partner, Integrum Holdings LP, U.S.
•Vice Chair, Advisory Council on Supply Chain Competitiveness (ACSCC), U.S. Department of Commerce

Independent Director	Lynn L. Elsenhans
•Bachelor Degree in Applied Mathematics, Rice University
•MBA, Harvard Business School
•Former Chairwoman, President and CEO, Sunoco Inc., U.S.
•Former Chairwoman and CEO, Sunoco Logistics Partners L.P., U.S.
•Former Executive Vice President of Global Manufacturing, Shell Downstream Inc., U.S.
•Former President and CEO, Shell Oil Products U.S.
•Independent Director and Governance & Corporate Responsibility Committee Chair, Baker Hughes Company, U.S.
•Independent Non-Executive Director and Audit Committee Chair, Saudi Arabian Oil Co.
•Independent Director, Peter Kiewit and Sons Inc., U.S. (a non-public company)

Independent Director	Chuan Lin
•Bachelor Degree in Economics, Fu Jen Catholic University
•Master Degree in Public Finance, National Chengchi University
•Ph.D. in Economics, University of Illinois Urbana-Champaign, U.S.
•Former Professor and Department Chair, Public Finance, National Chengchi University
•Former Minister, Directorate General of Budget, Accounting and Statistics of Executive Yuan
•Former Minister of Finance
•Former Premier of Executive Yuan
•Former Chairman, Vanguard International Semiconductor Corporation
•Chairman, TTY Biopharm Company Limited
•Chairman, TSH Biopharm Corporation Limited
•Independent Director, Pegatron Corporation
•Senior Advisor to President Tsai Ing-wen

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com